Nelson
Mullins

Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law Atlantic Station / 201 17th Street, NW / Suite 1700 / Atlanta, GA 30363 Tel: 404.322.6000 Fax: 404.322.6050 www.nelsonmullins.com	J. Brennan Ryan (Admitted in GA & FL) Tel: 404.322.6218 brennan.ryan@nelsonmullins.com

February 10, 2009

Via Edgar and Facsimile

Mr. Hugh West
Branch Chief
United Stated Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20002

Re:	Congaree Bancshares, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Quarters Ended March 31, 2008, June 20, 2008 and
September 30, 2008
File No. 000-52592

Dear Mr. West:

On behalf of Congaree Bancshares, Inc. (the “Company”), this letter is being filed with your office in response to the Staff’s comments in your letter dated January 13, 2009.

We have repeated the Staff’s comments followed by the Company’s response below to aid in your review.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 6.  Management’s Discussion and Analysis or Plan of Operation

Balance Sheet Review

Provision and Allowance for Loan Losses, page 30

1.     In future filings, please revise to disclose the information required by Item IV.B of

        Industry Guide 3 concerning the allocation of the allowance for loan losses among specific loan categories to the extent it is relevant and material to your operations.

February 10, 2009

        Response:     In its future filings, the Company will revise its disclosure to include the information required by Item IV.B of Industry Guide 3 concerning the allocation of the allowance for loan losses among specific loan categories, to the extent it is relevant and material to its operations.

Item 7.  Financial Statements

Note 11 – Income Taxes, page 53

2.      Please tell us how you determined that a valuation allowance was not necessary for deferred tax assets. Specifically detail the positive and negative evidence used to support your decision under paragraphs 23-24 of SFAS 109 (refer also to paragraph 103).

Response:     The Company believes, based on the totality of the evidence, that it is more likely than not that the deferred tax asset is realizable. The Company made this assessment based on projections initially prepared for the application filed with the Federal Deposit Insurance Corporation (the “FDIC”) when forming Congaree State Bank (the “Bank”) and then reaffirmed this when comparing actual results to the projected results on an ongoing basis.

Statement of Financial Accounting Standard 109 (“FAS 109”) states “all available evidence, both positive and negative, should be considered to determine whether, based on the weight of that evidence, a valuation allowance is needed.” The additional evidence that was considered is as follows:

Negative factors

•	History of operating losses since the Bank opened in late 2006.

Positive factors

•

The FDIC approved the Bank’s charter in 2006, based on its evaluation of the board of directors, management team, business plan and projected financial results. The Company began operations in October 2006. It is reasonable to expect operating losses in the early years, and banks with viable operating plans have historically produced strong operating results after initial start-up periods with losses.

•	After adjusting for temporary differences, the Company had approximately $3.2 million in federal net operating losses available per its 2007 income tax return.
•

While the Company did not meet its projected net income beginning in the third quarter of 2008, overall losses have declined since the Bank’s opening, and management believes the Bank’s operations will become profitable once the interest rate environment returns from the current historically low rates to a more normalized rate environment. Management expects to realize significant increases in net interest income with little to no additional general and administrative expenses once the Federal Reserve begins to increase interest rates. With a 200 basis point increase in rates, management projects that the Company would be profitable.

February 10, 2009

•	The net operating losses do not begin to expire until 2026. We believe it is likely the Company would utilize all net operating losses prior to expiration.
•	Even with Section 382 limitations, if the Company were to be acquired, the acquirer would have these net operating losses available for use until their expiration.

Based on the totality of the above evidence, we have concluded as of December 31, 2007 and through the interim periods during 2008, that no valuation allowance is necessary after considering the guidance of FAS 109.

3.      In addition to our comment above, please provide an analysis for interim reporting periods subsequent to December 31, 2007.

Response:     Please see the Company’s response to Question 2, above.

On behalf of the Company, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions regarding this letter.

Sincerely,

/s/ J. Brennan Ryan

J. Brennan Ryan

cc:     Mr. Charlie T. Lovering, Chief Financial Officer
         Mr. Dave Irving, Staff Accountant